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SEC FILE NUMBER

ANNUAL REPORTS

FORM X-17A-5
PART III

SEC Mail Processing
MAR 03 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Folger Nolan Fleming Douglas Incorporated

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

725 15th Street, N.W.
(No. and Street)

Washington	DC	20005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard S. Foster	(202) 626-5249	rfoster@fnfd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SCH Attest Services, P.C.
(Name – if individual, state last, first, and middle name)

910 Ridgebrook Road	Sparks	MD	21152
(Address)	(City)	(State)	(Zip Code)

4/26/2005	2297
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard S. Foster, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Folger Nolan Fleming Douglas Incoprated, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DENISE M. WALKER
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires April 14, 2025

Signature: Richard S. Foster

Title: President/Chief Executive Officer

Notary Public

DENISE M. WALKER NOTARY PUBLIC DISTRICT OF COLUMBIA EXP. 4-14-25

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: Copy of SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FOLGER NOLAN FLEMING DOUGLAS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

December 31, 2024

FOLGER NOLAN FLEMING DOUGLAS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

December 31, 2024

TABLE OF CONTENTS

sc&h

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Folger Nolan Fleming Douglas Incorporated and Subsidiaries:

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Folger Nolan Fleming Douglas Incorporated and Subsidiaries (a Delaware Corporation) (the Corporation) as of December 31, 2024, and the related notes (collectively referred to as the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of Folger Nolan Fleming Douglas Incorporated and Subsidiaries as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on the Corporation's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Folger Nolan Fleming Douglas Incorporated and Subsidiaries' auditor since 2015.

SC&H Attest Services, P.C.

Sparks, MD
February 24, 2025

FOLGER NOLAN FLEMING DOUGLAS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	192,031
Restricted cash		250,000
Receivable from clearing organization		9,699,043
Securities owned, at fair value		86,982,105
Property and equipment, at cost, net of accumulated amortization and depreciation of $3,817,950		914,037
Right-of-use-assets - operating, net (Note 9)		246,009
Investment in FA, LLC		116,409
Other assets		435,839
Total Assets	$	98,835,473

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	1,882,135
Lease liabilities - operating, net (Note 9)		251,261
Deferred tax liability, net		16,752,211
Total Liabilities		18,885,607
Commitments and Contingencies (Notes 9, 11 and 15)		
STOCKHOLDERS' EQUITY		
Preferred Stock (4% cumulative non-voting, $100 par value, 100 shares authorized, 75 shares issued and outstanding)		7,500
Common Stock Class A ($100 par value, 10,000 shares authorized, 4,537 shares issued and outstanding)		453,700
Common Stock Class B (non-voting, $100 par value, 1,000 shares authorized, 568 shares issued and outstanding)		56,800
Additional Paid-in Capital		140,254
Retained Earnings		79,291,612
Total Stockholders' Equity		79,949,866
Total Liabilities and Stockholders' Equity	$	98,835,473

The accompanying notes are an integral part of this consolidated financial statement.

NOTE 1 – ORGANIZATION

Folger Nolan Fleming Douglas Incorporated (FNFD) is a registered broker-dealer providing securities brokerage services primarily in the Washington, D.C., Baltimore, Maryland and Cambridge, Maryland areas. FNFD is registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). FNFD is also registered with the SEC as an investment advisor under the Investment Advisors Act of 1940.

Folger Nolan Fleming Douglas Holdings, Inc. (Holdings) is a wholly-owned subsidiary of FNFD.

Folger Nolan Fleming Douglas Capital Management, Inc. (CMI) is a wholly-owned subsidiary of Holdings. CMI is a registered investment advisor under the Investment Advisors Act of 1940.

Folger Nolan Fleming Douglas Insurance Agency, Inc. is a wholly-owned subsidiary of Holdings.

The accounts and activity of FNFD and its subsidiaries (collectively, the Corporation) are presented in the accompanying consolidated financial statements and notes to the consolidated financial statements.

The Corporation maintains a minority interest in FA, LLC, an affiliate of FNFD, and its investment is recorded using the cost method.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated statement of financial condition includes the accounts of FNFD and its wholly-owned subsidiaries. All significant intercompany balances and transactions between FNFD and its subsidiaries have been eliminated in the consolidation.

Securities Transactions - Securities transactions are recorded on a settlement date basis which the Corporation has determined is consistent with trade-date basis and any impact on revenue recognition is immaterial.

Cash, Cash Equivalents and Restricted Cash – For purposes of the consolidated statement of cash flows, at the time of purchase the Corporation considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

The Corporation presents cash, cash equivalents, restricted cash and restricted cash equivalents in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 230, *Statement of Cash Flows, Restricted Cash* (Topic 230).

Restricted cash consists of amounts held by the clearing firm as required by the Corporation's fully disclosed clearing agreement, of which $250,000 is permanently restricted for the life of the agreement (Note 15).

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES – continued

Receivable from Clearing Organization – Receivable from clearing organization represents net credit balances in accounts held for the benefit of the Corporation. Management reviews accounts receivable and sets an allowance for credit losses when collection of a receivable becomes unlikely. The Corporation considers the receivable from clearing organization to be fully collectible and accordingly no allowance for credit losses has been provided.

Recognition of Revenue – Revenue is recognized in accordance with topic ASC 606, *Revenues from Contracts with Customers*, (Topic 606). Under Topic 606, revenue is recognized when the Corporation has met its performance obligations.

Commissions – Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur which the Corporation has determined is consistent with trade-basis and any impact on revenue recognition is immaterial.

Investment Advisory Fees – Investment advisory fees are billed at the stated contractual rates with customers and are recognized over time as the performance obligation is met.

12b-1 Fees - 12b-1 fees are recognized when performance obligations are satisfied and are typically based on average daily assets over the previous month or quarter as specified in the underlying contracts or prospectuses of the funds. Revenue recognition is fully constrained and therefore the fees are not recorded until the uncertainties are removed and the fees are assessed or received. The Corporation has determined treatment is appropriate as revenue is deemed to be constrained until received.

Positions Owned - Securities owned by the Corporation are valued at fair value with the resultant unrealized gain or loss reflected in the consolidated statement of income. Dividends are recorded as income when received, which does not materially differ from the accrual basis.

Positions owned at December 31, 2024 consisted of equity securities (94.8%), municipal bonds (4.8%), corporate obligations (< 1%) and exchange traded funds (< 1%).

Property and Equipment - Depreciation and amortization of office equipment, furniture and fixtures, and leasehold improvements are recorded on a straight-line basis over the estimated useful lives of such assets. Property and equipment are stated at cost less accumulated depreciation.

Income Taxes - The Corporation accounts for income taxes under the liability method, whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES – continued

The Corporation complies with ASC 740, *Income Taxes* (ASC 740) which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Corporation's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

In general, the Corporation's prior three years tax returns filed with various taxing agencies are open to examination.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement – All of the Corporation's assets, except for municipal bonds, and liabilities which are stated at fair value are valued in accordance with Level 1 criteria, as defined in FASB ASC 820, *Fair Value Measurements* (ASC 820). Level 1 value measurement uses quoted prices (unadjusted) in active markets for identical assets or liabilities the Corporation has the ability to access. The municipal bonds owned by the Corporation are stated at fair value in accordance with Level 2 criteria, as defined in FASB ASC 820. Level 2 fair value measurement uses inputs that are observable for the asset, either directly or indirectly.

NOTE 3 – OTHER REGULATORY REQUIREMENTS

The Corporation is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Corporation operates pursuant to the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3.

NOTE 4 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels; Level 1, Level 2 and Level 3.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Corporation has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Corporation's own data.)

The asset's or liability's fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

NOTE 4 - FAIR VALUE MEASUREMENT - continued

The following is a description of the valuation methodologies used for assets measured at fair value:

Interest in corporate obligations: Valued at amortized cost plus accrued interest, which approximates fair value.

Interests in municipal bonds: Valued at the closing price reported in similar markets in which the bonds are traded.

Interests in exchange traded funds (ETFs): Valued at the closing price reported in the active market in which the individual funds are traded.

Interests in equity securities: Valued at the closing price reported in the active market in which the securities are traded.

The following table presents the Corporation's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024.

	Level 1	Level 2	Level 3	Total
Corporate Obligations	$ 9,845	$ -	$ -	$ 9,845
Municipal Bonds	-	4,129,609	-	4,129,609
Exchange Traded Funds	357,535	-	-	357,535
Equity Securities	82,485,116	-	-	82,485,116
Total	$ 82,852,496	$ 4,129,609	$ -	$ 86,982,105

NOTE 5 – PROFIT-SHARING PLAN

The Corporation provides retirement benefits for substantially all employees through a defined-contribution profit-sharing plan. Funding is at the discretion of the Corporation. The Corporation has elected to make a contribution of $240,506 for the year ended December 31, 2024.

NOTE 6 – PREFERRED STOCK

The preferred stock is redeemable at 100% of par value and holders of record are entitled to cash dividends when and as declared by the Board of Directors at the rate of 4% per annum (Preferred Dividends). Upon the dissolution, winding up, or liquidation of the Corporation or upon any distribution of its capital, the holders of the preferred stock shall be entitled to be paid, out of the assets of the Corporation, in full the par value thereof and an amount equal to all unpaid accumulated Preferred Dividends thereon, whether or not declared, before any amount shall be paid out of said assets to the holders of the common stock.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2024:

Leasehold improvements	$ 1,625,323
Furniture, fixtures, and office equipment	3,106,664
Property and Equipment	4,731,987
Less: accumulated amortization and depreciation	(3,817,950)
Property and Equipment, net	$ 914,037

Depreciation and amortization expense totaled $134,325 for the year ended December 31, 2024.

NOTE 8 – INCOME TAXES

The provision (benefit) for income taxes consists of the following for the year ended December 31, 2024:

	Current	Deferred	Total
Federal	$ -	$ 2,288,341	$ 2,288,341
State	3,000	437,827	440,827
Total	$ 3,000	$ 2,726,168	$ 2,729,168

The primary difference between income taxes at the statutory rate and the effective rate are the interest on municipal bonds and state taxes net of federal benefit.

The principal temporary difference between income before taxes for financial reporting purposes and for income tax purposes relates to net unrealized appreciation on investment securities which is included in revenues in the consolidated statement of income but is not reportable for tax purposes until realized.

The Corporation has a net operating loss carry forward of approximately $9,500,000 and $5,300,000 for federal and state purposes, respectively, to offset future taxable income. The net operating loss carry forward expires beginning in 2030 for state and federal income taxes. Deferred income taxes reflect the net tax effects of the temporary difference of carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The deferred tax liability is primarily composed of unrealized appreciation of securities.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Lease Arrangements

ASC 842, *Leases* (Topic 842), requires both finance and operating leases to be reported on the consolidated statement of financial condition as a depreciable right-of-use asset and a liability reduced by lease payments. The asset and liability are initially measured at the present value of the future lease payments, including payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Leases with an initial term of 12 months or less are not recorded on the consolidated statement of financial condition. The lease liability was determined by using the incremental borrowing rates ranging from 1.75% to 2.5% based on the information available at the lease commencement dates. The associated right-of-use asset is valued at an amount equal to the lease liability, less any adjustments as defined in Topic 842. The lease agreements do not contain any residual value guarantees or restrictive covenants.

The Corporation has entered into operating leases for real estate and computer software. Total rental expense under such lease agreements amounted $799,275 for the year ended December 31, 2024. Included in rental expenses is $699,825 for rental of office space owned by the family of a principal of the Corporation occupied under a month to month lease and therefore not included on the consolidated statement of financial condition. Certain leases contain provisions for escalations.

The aggregate minimum annual rental commitments at December 31, 2024 for leases of one year or more are as follows:

2025	$	97,814
2026		99,611
2027		60,901
Less: discount to present value		(7,065)
Total	$	251,261

As of December 31, 2024, the Corporation recorded a lease liability totaling $251,261. As of December 31, 2024 the Corporation has recorded a right-of-use asset totaling $246,009.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Corporation had net capital and net capital requirements computed under these provisions as follows:

Net Capital	$ 60,440,504
Net Capital Requirement	$ 250,000
Ratio of Aggregate Indebtedness to Net Capital	2%

NOTE 11 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Corporation's customers' accounts are carried on a fully disclosed basis with another broker dealer, which reduces, but does not eliminate, its risks associated with customer activities. In the event a customer is unable to fulfill its contractual obligations with the carrying broker-dealer, the Corporation may be at risk to fulfill the customer's obligations.

NOTE 12 – CONCENTRATIONS OF CREDIT RISK

Cash and cash equivalents consisted of investments in money market mutual funds and cash on deposit with established federally insured financial institutions. Total cash on deposit at various times during the year exceeded the federal deposit insurance limits. The Corporation has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk.

NOTE 13 - CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Corporation's consolidated subsidiaries:

Total Assets	$ 7,413,672
Stockholders' Equity	$ 12,443,562

NOTE 14 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 24, 2025, the date on which the consolidated financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the consolidated financial statements.

NOTE 15 – AGREEMENT WITH CLEARING ORGANIZATION

The Corporation entered into an agreement with a clearing organization to provide custody and clearing services for clients of the Corporation. The agreement states that if the Corporation moves their client accounts from the clearing agency, the Corporation will be liable for a termination fee. The termination fee is in effect beginning on the date of the first trade with the clearing organization and decreases each year through the eighth year of the agreement. As of December 31, 2024, management has no intention of moving client accounts from the clearing agency. The maximum termination fee totaled $650,000 as of December 31, 2024. As part of the agreement, the Corporation received an incentive fee of $500,000 from the clearing organization. The incentive fee will be recognized ratably over eight years, commencing on the date of the first trade with the clearing organization. The remaining unearned incentive fee as of December 31, 2024 totaled $194,350 and is included in accounts payable, accrued expenses and other liabilities in the consolidated statement of financial condition.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Folger Nolan Fleming Douglas Incorporated and Subsidiaries:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Folger Nolan Fleming Douglas Incorporated identified the following provisions of 17 C.F.R. §15c3-3(k) under which Folger Nolan Fleming Douglas Incorporated and Subsidiaries claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Folger Nolan Fleming Douglas Incorporated and Subsidiaries stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Folger Nolan Fleming Douglas Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Folger Nolan Fleming Douglas Incorporated and Subsidiaries' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SC&H Attest Services, P.C.

Sparks, MD
February 24, 2025

FOLGER NOLAN FLEMING DOUGLAS
INCORPORATED
725 FIFTEENTH STREET, N.W.
WASHINGTON, D.C. 20005
(202) 783-5252

MEMBER
NEW YORK STOCK EXCHANGE LLC

ESTABLISHED 1889

Folger Nolan Fleming Douglas, Incorporated Exemption Report

Folger Nolan Fleming Douglas, Incorporated (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2024, without exception.

Folger Nolan Fleming Douglas, Incorporated

I, Richard S. Foster, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Richard S. Foster

Richard S. Foster

February 24, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of Folger Nolan Fleming Douglas Incorporated:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Folger Nolan Fleming Douglas Incorporated (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as follows:
    a. Payment on page 2, line 10 of Form SIPC-7 was paid via check #28827 dated July 25, 2024 in the amount of $9,797. We agreed the disbursement to the general ledger detail and bank statement, noting no differences.
    b. Payment on page 2, line 15 of Form SIPC-7 was paid via check #29502 dated February 13, 2025 in the amount of $10,074. We agreed the disbursement to the general ledger detail and online bank activity, noting no differences.
2. We compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;
3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers as follows:
    a. We compared the addition on page 1, item 2a, Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above of $4,380,211 with the general ledger detail report, noting no differences.

b. We compared the deduction on page 1, item 4a, Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products of $289,152 with the general ledger detail report, noting no differences.

c. We compared the deduction on page 1, item 4c, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $198,977 with the general ledger detail report, noting no differences.

d. We compared the deduction on page 1, item 4e, Net gain from securities in investment accounts of $13,439,590 with the general ledger detail report, noting no differences.

e. We compared the deduction on page 1, item 5a, Total interest and dividend expense but not in excess of total interest and dividend income of $75,416 with the general ledger detail report, noting no differences.

f. We compared the deduction on page 1, item 5b, 40% of margin interest earned on customers securities accounts of $468,676 with 40% of the applicable margin interest account per the general ledger detail report, noting no differences.

4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no overpayment for the year ended December 31, 2024.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

SC&H Attest Services, P.C.

Sparks, MD
February 26, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
FOLGER NOLAN FLEMING	8-3335

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 23,263,723.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	$ 4,380,211.00	
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 4,380,211.00
3		Add lines 1 and 2h		$ 27,643,934.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 289,152.00	
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 198,977.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.	$ 13,439,590.00	
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 75,416.00		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	$ 468,676.00		
	c	Enter the greater of line 5a or 5b		$ 468,676.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 14,396,395.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 13,247,539.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 19,871.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 9,797.00	
11	a Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2024 SIPC-6 and 6A(s)	$ 9,797.00		
	d Add lines 11a through 11c		$ 9,797.00	
12	**LESSER** of line 10 or 11d.			$ 9,797.00
13	a Amount from line 8		$ 19,871.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 9,797.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 10,074.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 10,074.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-3335	DEA: FINRA	2024	Dec

MEMBER NAME FOLGER NOLAN FLEMING
MAILING ADDRESS 725 15TH ST NW 2ND STE 200
WASHINGTON, DC 20005-2109

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

FOLGER NOLAN FLEMING
(Name of SIPC Member)

RICHARD FOSTER
(Authorized Signatory)

2/18/2025
(Date)

rfoster@fnfd.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.